UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Blue Earth, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

095428108
(CUSIP Number)

Jackson Investment Group, LLC
2655 Northwinds Parkway
Alpharetta, GA 30009
Attention: Dennis J. Stockwell, General Counsel
770-643-5500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095428108	13D/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jackson Investment Group, LLC 20-5783109
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Georgia, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 32,166,395
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 32,166,395

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,166,395
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.96%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 095428108	13D/A	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Jackson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 32,166,395
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 32,166,395

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,166,395
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.96%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 095428108	13D/A	Page 4 of 5 Pages

This Amendment No. 2 amends Schedule 13D filed on March 20, 2015, as amended by Amendment No. 1 filed on December 22, 2015, by Jackson Investment Group, LLC (“JIG LLC”), and Richard L. Jackson regarding the common stock, $.001 par value per share, of Blue Earth, Inc., a Nevada corporation. Terms used in this amendment shall have the meanings given to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 is amended by deleting the last paragraph thereof in its entirety and substituting in lieu thereof the following:

While most of these various purchase rights are immediately exercisable, the Reporting Persons have no plans to exercise these rights or other plans or proposals which relate to or would result in any of the events described in (a) through (j) of Item 4, except as described herein and as follows. The Reporting Persons have been engaged in discussions with the Issuer concerning the maturity on February 29, 2016 of the Issuer’s previously reported loans from JIG LLC, and the Issuer’s plans and expectations regarding the repayment or refinancing of such debt, and the Reporting Persons expect to continue to discuss these matters with the Issuer.

In conjunction with such discussions, the Reporting Persons are continually reviewing their interest in the Issuer, including JIG LLC’s interest as the primary secured lender to the Issuer. The factors that the Reporting Persons may consider in evaluating their interest in the Issuer include the following: (i) the Issuer’s businesses and prospects, including but not limited to the Issuer’s ability to repay or refinance its senior credit agreements with JIG LLC in accordance with their terms; (ii) the contractual provisions, limitations and other terms of JIG LLC’s loan and security agreements with the Issuer; (iii) general economic conditions and stock market conditions; and (iv) other plans and requirements of the Reporting Persons.

Depending on their evaluation of these and other factors, the Reporting Persons may from time to time seek to increase or decrease their investment in the Issuer; engage in discussions with third parties regarding the Issuer and its businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization and their interests therein and any plans and proposals they may have with respect thereto; engage in discussions with management of the Issuer concerning its businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization; and either individually or together with others make proposals with respect to the Issuer that may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The following disclosure assumes 101,134,948 shares of Common Stock are outstanding based on the Issuer’s report of shares outstanding as of January 4, 2016, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission under Rule 424(b)(5) on January 15, 2016.

(a) Pursuant to Rule 13d-3 of the Securities Exchange Act, the Reporting Persons may be deemed to beneficially own 32,166,395 shares of Common Stock, which constitutes approximately 26.96% of the outstanding shares of Common Stock (assuming the exercise of all warrants and other rights to acquire shares of Common Stock held by the Reporting Persons as contemplated in Rule 13d-3). Of the shares deemed to be beneficially owned 18,170,777 are not outstanding but are subject to a right to be acquired by JIG LLC. Richard L. Jackson disclaims beneficial ownership of all of the shares reported to be beneficially owned by him except to the extent of his pecuniary interest therein.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 095428108	13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

JACKSON INVESTMENT GROUP, LLC

By:	/s/ Richard L. Jackson
Richard L. Jackson, Chief Executive Officer

Date:	February 12, 2016

/s/ Richard L. Jackson
Richard L. Jackson